Exhibit 99.1

DADA NEXUS LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

DADA NEXUS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2016 and 2017

Page

Report of Independent Auditors	2
Consolidated Balance Sheets as of December 31, 2016 and 2017	3-4
Consolidated Statements of Loss and Comprehensive Loss for the Years Ended December 31, 2016 and 2017	5
Consolidated Statements of Changes in Shareholders’ Deficit for the Years Ended December 31, 2016 and 2017	6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2016 and 2017	7-8
Notes to the Consolidated Financial Statements	9-35

Report of Independent Auditors

To the Board of Directors of Dada Nexus Limited:

We have audited the accompanying consolidated financial statements of Dada Nexus Limited and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of loss and comprehensive loss, of changes in shareholders’ deficit and of cash flows for the years then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dada Nexus Limited and its subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

June 29, 2018

DADA NEXUS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 and 2017

(all amounts in Renminbi, except for number of shares, unless otherwise noted)

		As of December 31,
	Note	2016	2017
ASSETS
Current assets:
Cash and cash equivalents		2,042,896,101	1,600,811,907
Restricted cash	4	-	359,731,000
Short-term investments	5	154,500,000	307,746,405
Accounts receivable, net	6	3,108	6,945,858
Inventories	7	2,184,614	5,885,623
Amount due from related parties	19	34,630,526	49,723,343
Prepayments and other current assets	8	25,869,823	46,884,450
Total current assets		2,260,084,172	2,377,728,586

Property and equipment, net	9	2,136,501	8,573,161
Goodwill	3	914,678,960	914,678,960
Intangible assets, net	10	1,264,023,959	1,065,419,812
Other non-current assets		7,149,958	10,099,144
Total non-current assets		2,187,989,378	1,998,771,077
Total assets		4,448,073,550	4,376,499,663

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term loan	11	-	354,499,412
Accounts payable		6,157,987	7,145,333
Amount due to related parties	19	121,233,018	38,289,766
Accrued expenses and other current liabilities	12	311,511,029	534,277,547
Total current liabilities		438,902,034	934,212,058

Deferred tax liabilities	18	95,108,665	80,271,663
Warrant liabilities	13	48,559,000	-
Total non-current liabilities		143,667,665	80,271,663
Total liabilities		582,569,699	1,014,483,721

Commitments and contingencies	20

DADA NEXUS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2016 and 2017

(all amounts in Renminbi, except for number of shares, unless otherwise noted)

		As of December 31,
	Note	2016	2017

MEZZANINE EQUITY	16
Series A Convertible Redeemable Preferred Shares (US$ 0.0001 par value, 77,000,000 shares authorised, issued and outstanding as of December 31, 2016 and 2017)		12,930,092	14,063,554
Series B Convertible Redeemable Preferred Shares (US$ 0.0001 par value, 37,748,300 shares authorised, issued and outstanding as of December 31, 2016 and 2017)		158,761,680	172,653,515
Series C Convertible Redeemable Preferred Shares (US$ 0.0001 par value, 44,286,448 shares authorised, issued and outstanding as of December 31, 2016 and 2017)		661,884,212	720,029,590
Series D Convertible Redeemable Preferred Shares (US$ 0.0001 par value, 95,524,122 shares authorised, 64,001,162 shares issued and outstanding as of December 31, 2016 and 2017, respectively)		1,881,799,998	2,041,280,824
Series E Convertible Redeemable Preferred Shares (US$ 0.0001 par value, 128,637,939 shares authorised; 58,428,921 and 93,580,586 shares issued and outstanding as of December 31, 2016 and 2017, respectively)		1,707,072,091	2,888,029,446
Total Mezzanine equity		4,422,448,073	5,836,056,929

SHAREHOLDERS’ DEFICIT
Ordinary shares ($0.0001 par value, 1,616,803,191 shares authorized, 355,105,296 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	17	227,206	227,206
Subscription receivable		(34,934)	(34,934)
Additional paid-in capital		1,927,410,287	1,601,598,145
Accumulated other comprehensive income		157,439,907	90,081,003
Accumulated deficit		(2,641,986,688)	(4,165,912,407)
Total shareholders’ deficit		(556,944,222)	(2,474,040,987)

Total liabilities, mezzanine equity and shareholders’ deficit		4,448,073,550	4,376,499,663

The accompanying notes are an integral part of these consolidated financial statements.

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(all amounts in Renminbi unless otherwise noted)

		Years ended December 31,
	Note	2016	2017

Revenues	14	87,613,634	1,778,095,673
Cost of revenues		(44,354,151)	(1,892,878,869)
Gross profit/(loss)		43,259,483	(114,783,196)

Operating expense:
Selling, general and administrative		(1,491,736,021)	(1,280,028,831)
Product development		(115,332,586)	(175,040,941)
Total operating expenses		(1,607,068,607)	(1,455,069,772)

Loss from operations		(1,563,809,124)	(1,569,852,968)

Other income:
Interest income		20,007,791	31,407,754
Interest expense		-	(8,908,413)
Others, net		4,976,431	(4,440,065)
Fair value change in financial assets		-	22,846,405
Fair value change in warrant liabilities		-	(9,091,000)
Total other income		24,984,222	31,814,681

Loss before income tax benefits		(1,538,824,902)	(1,538,038,287)

Income tax benefits	18	9,891,335	14,112,568

Net loss and net loss attributable to the Company		(1,528,933,567)	(1,523,925,719)

Accretion of convertible redeemable preferred shares	16	(285,334,947)	(374,901,976)
Net loss attributable to ordinary shareholders		(1,814,268,514)	(1,898,827,695)

Net loss		(1,528,933,567)	(1,523,925,719)
Other comprehensive income/(loss)
Foreign currency translation adjustments		118,276,733	(67,358,904)
Total comprehensive loss		(1,410,656,834)	(1,591,284,623)

The accompanying notes are an integral part of these consolidated financial statements.

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(all amounts in Renminbi, except for number of shares, unless otherwise noted)

		Ordinary shares (par value US $0.0001)				Accumulated other		Total
	Note	Numbers of Shares	Amount	Subscription receivables	Additional paid-in capital	comprehensive income	Accumulated deficit	shareholders’ deficit

Balance as of December 31, 2015 (Unaudited)		68,713,999	42,242	(34,934)	-	39,163,174	(1,072,064,130)	(1,032,893,648)
Share-based compensation	15	-	-	-	38,757,725	-	-	38,757,725
Exercise of stock option granted to non-employee	17	716,431	463	-	55,263	-	-	55,726
Repurchase of early exercise of share options	17	(716,431)	(463)	-	(55,263)	-	-	(55,726)
Repurchase of ordinary shares	17	(441,588)	(298)	-	(6,398,325)	-	-	(6,398,623)
Issuance of ordinary shares, net of issuance cost	17	286,832,885	185,262	-	2,139,396,843	-	-	2,139,582,105
Translation adjustments		-	-	-	-	118,276,733	-	118,276,733
Net loss		-	-	-	-	-	(1,528,933,567)	(1,528,933,567)
Accretion of convertible redeemable preferred shares	16	-	-	-	(244,345,956)	-	(40,988,991)	(285,334,947)
Balance as of December 31, 2016		355,105,296	227,206	(34,934)	1,927,410,287	157,439,907	(2,641,986,688)	(556,944,222)
Share-based compensation	15	-	-	-	49,089,834	-	-	49,089,834
Translation adjustments		-	-	-	-	(67,358,904)	-	(67,358,904)
Net loss		-	-	-	-	-	(1,523,925,719)	(1,523,925,719)
Accretion of convertible redeemable preferred shares	16	-	-	-	(374,901,976)	-	-	(374,901,976)
Balance as of December 31, 2017		355,105,296	227,206	(34,934)	1,601,598,145	90,081,003	(4,165,912,407)	(2,474,040,987)

The accompanying notes are an integral part of these consolidated financial statements.

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(all amounts in Renminbi unless otherwise noted)

	Years ended December 31,
	2016	2017

Cash flows from operating activities:
Net loss	(1,528,933,567)	(1,523,925,719)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of property and equipment	553,560	1,173,757
Amortization of intangible assets	132,339,128	198,604,147
Share-based compensation	38,757,725	49,089,834
Compensation charge in connection with the repurchase of early exercise of share options of non-employee (Note 17)	19,428,600	-
Compensation charge in connection with the repurchase of share options (Note 15)	17,215,481	-
Foreign exchange gain	2,843,354	4,568,097
Deferred tax benefits	(9,891,335)	(14,837,002)
Loss from disposal of property and equipment	135,507	-
Fair value change in forward contract	-	(22,846,405)
Fair value change in warrant liabilities	-	9,091,000
Changes in operating assets and liabilities:
Accounts receivable	437,912	(6,942,750)
Inventories	(1,766,262)	(3,701,009)
Amount due from related parties	(32,852,670)	(15,092,817)
Prepayments and other current assets	(16,346,328)	(21,014,628)
Other non-current assets	(2,152,052)	(949,137)
Accounts payable	3,448,484	987,346
Amount due to related parties	92,786,760	(82,943,252)
Accrued expenses and other current liabilities	6,805,415	222,766,518
Net cash used in operating activities	(1,277,190,288)	(1,205,972,020)

Cash flows from investing activities:
Purchase of wealth management products	(154,500,000)	(130,400,000)
Increase in restricted cash	-	(379,230,854)
Purchase of property and equipment and intangible assets	(1,375,725)	(7,610,417)
Cash paid for cost method investment	-	(2,000,049)
Proceeds from disposal of property and equipment	73,850	-
Cash acquired from business combination, net of cash paid (Note 3)	83,204,277	-
Net cash used in investing activities	(72,597,598)	(519,241,320)

Cash flows from financing activities:
Proceeds from short-term loan	-	354,499,412
Proceeds from issuance of Series D Preferred Shares	148,554,700	-
Proceeds from issuance of Series E Preferred Shares	1,629,985,000	983,819,600
Proceeds from early exercise of share options	55,726	-
Cash paid for repurchase of early exercise of share options	(13,252,884)	-
Cash paid for repurchase of ordinary shares	(6,454,349)	-
Cash paid for repurchase of share options	(16,959,491)	-
Cash paid for ordinary shares issuance costs	(20,941,855)	-
Net cash provided by financing activities	1,720,986,847	1,338,319,012

Effect of foreign exchange rate changes on cash and cash equivalents	118,537,379	(55,189,866)

Net increase in cash and cash equivalents	489,736,340	(442,084,194)
Cash and cash equivalents, beginning of the year	1,553,159,761	2,042,896,101
Cash and cash equivalents, end of the year	2,042,896,101	1,600,811,907

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(all amounts in Renminbi unless otherwise noted)

	Years ended December 31,
	2016	2017

Supplemental disclosure for cash flow information
Cash paid for interest	-	5,513,625
Cash paid for income taxes	-	721,773

Supplemental disclosure of non-cash financing activities:
Accretion of convertible redeemable preferred shares	285,334,947	374,901,976

The accompanying notes are an integral part of these consolidated financial statements.

DADA NEXUS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in Renminbi unless otherwise noted)

1.              ORGANIZATION AND NATURE OF OPERATIONS

Description of Business

Dada Nexus Limited (the “Company”) was incorporated under the laws of the Cayman Islands on July 8, 2014. The Company through its wholly-owned subsidiaries and variable interest entity (“VIE”) (collectively, the “Group”) primarily provides comprehensive logistic solution service, on-demand logistic information service and grocery online to offline (“O2O”) ecommerce service to its customers through its mobile platforms, websites and mini apps. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

As of December 31, 2017, the Company’s major subsidiaries and VIE are as follows:

Name of Company	Place of incorporation	Date of incorporation /acquisition	Percentage of direct or indirect economic ownership	Principal activities

Subsidiaries
Dada Wisdom (HK) Limited (“Dada Wisdom”)	Hong Kong	July 24, 2014	100%	Investment holding
Dada Glory Network Technology Ltd. (“Dada Glory”)	PRC	November 7, 2014	100%	Provision of on-demand logistic information service
Shanghai JD Daojia Yuanxin Information Technology Co., Ltd. (“Yuanxin”)	PRC	October 13, 2015	100%	Provision of grocery O2O ecommerce service

VIE
Shanghai Qusheng Internet Co. Ltd. (“Qusheng”)	PRC	July 2, 2014	100%	Holding of value-added telecommunications business license

VIE Arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates its websites and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Group (“Nominee Shareholders”). On November 14, 2014, Dada Glory entered into a series of contractual agreements with Qusheng and its shareholders. The following is a summary of the agreements which allow the Dada Glory to exercise effective control over Qusheng:

Share Pledge Agreement

Under the equity interest pledge agreement entered between Dada Glory and the shareholders of Qusheng, the shareholders pledged all of their equity interests in Qusheng to guarantee their performance of their obligations under the Exclusive Business Cooperation Agreement. If the shareholders of Qusheng breach their contractual obligations under the Exclusive Business Cooperation Agreement, Dada Glory, as the pledgee, will have the right to dispose the pledged equity pursuant to the PRC law. The shareholders of Qusheng have not placed any security equity interests or allowed any encumbrance on the pledged equity interests. The equity interest pledge agreement remains effective until the shareholders of Qusheng have fully performed their obligations and repaid their consulting and service fees by the shareholders of Qusheng under the Exclusive Business Cooperation Agreement. During the equity pledge period, Dada Glory is entitled to all dividends and other distributions generated by Qusheng.

1.              ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

VIE Arrangements (continued)

Exclusive Option Agreement

Pursuant to the exclusive option agreement entered into among Dada Glory, Qusheng and Qusheng’s shareholders, Qusheng’s shareholders irrevocably grant Dada Glory or its designated representatives an exclusive option to purchase, to the extent permitted under PRC law, all or part of the assets of Qusheng, including but not limited to any intellectual properties and any investment rights and interests. The exercise price shall be the lowest price as permitted by the applicable PRC law at the time of the assets of Qusheng to be transfered. The option term remains effective for a term of 10 years and can be extended at Dada Glory’s election. Without Dada Glory’s written consent, Qusheng and its shareholders may not sell, transfer, mortgage, or otherwise dispose of in any manner any assets, or legal or beneficial interest in the business or revenues, or allow the encumbrance thereon of any security interest.

Exclusive Business Cooperation Agreement

Under the Exclusive Business Cooperation Agreement entered between Dada Glory and Qusheng, Qusheng appoints Dada Glory as its exclusive services provider with complete business support and technical and consulting services. Qusheng shall not accept any consultations or services provided by any third party, and shall not cooperate with any third party. Qusheng agrees to pay Dada Glory a monthly service fee for services performed, and the monthly service fee shall be 100% of the net income of Qusheng on a monthly basis. Unless earlier termination of this agreement by Dada Glory or relevant agreements separately executed between the parties, the term of this agreement shall be 10 years and extended term shall be determined by Dada Glory’s election prior to the expiration thereof.

Power of Attorney

Pursuant to the irrevocable power of attorney, each of the Nominee Shareholders to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, proposing, convening and attending shareholders’ meetings of Qusheng, voting on their behalf on all matters requiring shareholder approval, sale or transfer or pledging or disposing of all or part of the Nominee Shareholders’ equity interests, and designating and appointing the senior management of Qusheng. Each power of attorney shall be irrevocably and continuously valid and effective from the date of its execution, unless Dada Glory issues adverse instructions in writing. Each Nominee Shareholders waive all the rights which have been authorized to Dada Glory under each power of attorney, and should not exercise such rights by themselves.

As result of these agreements, the Company has the ability to exercise effective control over Qusheng through contractual arrangements. The Company is also able to receive substantially all of the economic benefits and residual interest and absorbs all the risks and expected losses from Qusheng, because of its ability to effectively determine the service fees payable by Qusheng under the Exclusive Business Cooperation Agreement. Therefore, the Company has determined that it is the primary beneficiary of Qusheng and accordingly Qusheng’s financial results are consolidated in the financial statements of the Company in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation (formerly referred to as Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51).

Risks in relation to the VIE structure

The Company believes that the contractual arrangements amongst Dada Glory, Qusheng and their respective shareholders are in compliance with PRC law and are legally enforceable. The shareholders of Qusheng are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, Qusheng and their shareholders may fail to take certain actions required for the Company’s business or to follow the Company’s instructions despite their contractual obligations to do so. Furthermore, if Qusheng or their shareholders do not act in the best interests of the Company under the contractual arrangements and any dispute relating to these contractual arrangements remains unresolved, the Company will have to enforce its rights under these contractual arrangements through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. All of these contractual arrangements are governed by PRC law and provided for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Qusheng, and its ability to conduct the Company’s business may be adversely affected.

2.              PRINCIPAL ACCOUNTING POLICIES

2.1       Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for the years presented. Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

2.2       Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE in which it has a controlling financial interest. The results of the subsidiaries and VIE are consolidated from the date on which the Company obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity.

The Group has adopted the guidance codified in ASC 810, Consolidations (“ASC 810”) on accounting for VIE, which requires certain variable interest entity to be consolidated by the primary beneficiary in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor.

All significant intercompany balances and transactions between the Group, its subsidiaries, VIE and VIE’s subsidiaries have been eliminated in consolidation.

2.3       Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long lived assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Group’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Group to revise its estimates. Significant accounting estimates reflected in the Group’s financial statements mainly include the useful lives of property and equipment and intangible assets, assumptions used to measure the impairment of goodwill, property and equipment and intangible assets, assumptions impacting the valuation of ordinary shares, share option and warrant liabilities, the purchase price allocation in relation to business combination, and income taxes and related deferred tax valuation allowance.

2.4       Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“$”, “US$” or “USD”). The functional currency of the PRC entities is RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the comprehensive loss.

Assets and liabilities of the Group and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive loss.

2.              PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.5       Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits held by bank, other financial institutions and third party payment processors as well as short-term and highly liquid investments that are readily convertible to known amount of cash and have original maturities of three months or less. As of December 31, 2016 and 2017, the Group had certain amount of cash held in accounts managed by third party payment platforms, including Alipay for a total amount of RMB 14,402,221 and RMB 24,274,839, respectively, which have been classified as cash and cash equivalents on the Consolidated Balance Sheets.

2.6       Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is not included in the cash and cash equivalent, and is not included in the cash flows from operating activities, and change in the restricted cash balance is classified as investing activities in the Consolidated Statements of Cash Flows. The Group’s restricted cash mainly represents the deposits pledged for short-term bank loans.

2.7       Short-term investments

Short-term investments include (i) the investments and financial products issued by commercial banks or other financial institutions with variable interest rates indexed to the performance of underlying assets within one year; and (ii) financial assets from foreign currency forward contracts sold by commercial banks. These investments are stated at fair value. Changes in the fair value are reflected in the Consolidated Statements of Loss and Comprehensive Loss where the change in fair value of financial products is included in interest income and fair value change of financial assets from foreign currency forward contracts are presented in “Fair value change in financial assets”.

2.8       Accounts receivable, net

Accounts receivable mainly consists of amount due from the Group’s customers, which are recorded net of allowance for doubtful accounts. The Group performs ongoing credit evaluation of its customers, and assesses allowance for doubtful accounts based upon expected collectability based on the age of the receivables and factors surrounding the credit risk of specific customers.

2.9       Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost or market value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated market value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Provisions are recorded in cost of revenues in the Consolidated Statements of Loss and Comprehensive Loss.

2.10 Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation and impairment. Property and equipment is depreciated at rates sufficient to write off its costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Computer equipment	3 years
Office facilities	3-5 years
Vehicles	8 years
Software	10 years

Repairs and maintenance costs are charged to operating expenses as incurred, whereas the costs of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the Consolidated Statements of Loss and Comprehensive Loss.

2.              PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.11 Business combination

U.S. GAAP requires that all business combinations to be accounted for under the purchase method. Since its incorporation, the Group adopted ASC 805, “Business Combinations”. Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Statements of Loss and Comprehensive Loss.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgments. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

2.12   Intangible assets, net

Intangible assets purchased are recognized and measured at cost upon acquisition and intangible assets arising from acquisitions are recognized and measured at fair value upon acquisition. The Group’s purchased intangible assets include domain name, which are amortized on a straight-line basis over their estimated useful lives of 10 years. Separable intangible assets arise from acquisitions. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur indicated that the life has changed.

2.13   Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if any indication of impairment exists.

The Group adopted FASB revised guidance on “Testing of Goodwill for Impairment”. Under this guidance, the Group has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. For reporting units applying a qualitative assessment first, the Group starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Group determines that it is more likely not the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. For reporting units directly applying a quantitative assessment, the Group performs the goodwill impairment test by quantitatively comparing the fair values of those reporting units to their carrying amounts.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

2.      PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.14   Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. The Group’s management is responsible for all assumptions and valuation methodologies used in the fair value determination. There was no impairment charge recognized for the years ended December 31, 2016 and 2017.

2.15   Warrant liabilities

Warrants classified as equity are initially recorded at fair value and subsequent changes in fair value are not recognized as long as the warrants continue to be classified as equity. Warrants classified as liabilities are initially recorded at fair value with gains and losses arising from changes in fair value recognized in the Consolidated Statements of Loss and Comprehensive Loss during the period in which such instruments are outstanding.

2.16   Fair value measurement of financial instruments

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it transacts and considers assumptions that market participants use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach, (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities.

2.              PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.16   Fair value measurement of financial instruments (Continued)

The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, prepayments and other assets and short-term loan, accounts payable, amount due from and due to related parties, and accrued expenses and other current liabilities are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

Short-term investment - financial product

The Group values its financial products using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2.

Short-term investment - forward contract

The Company entered into foreign currency forward contract with certain domestic commercial bank where the Company committed to purchase a fixed amount of RMB by USD using the pre-agreed exchange rate. The foreign currency forward contract is settled within one year. The foreign currency forward contract is valued based on the forward exchange rates, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Warrant liabilities

The inputs used to measure the estimated fair value of warrant liabilities are classified as Level 3 fair value measurement due to the significance of unobservable inputs using company-specific information. The valuation methodology used to estimate the fair value of warrant liabilities is discussed in Note 13.

As of December 31, 2016 and 2017, gross unrealised gains were recorded on financial product. No impairment charges were recorded for the years ended December 31, 2016 and 2017.

2.17   Revenue recognition

In accordance with ASC 605, Revenue Recognition, the Group recognizes revenues when the following criteria are met: persuasive evidence of an arrangement exists, deliveries have occurred or services have been rendered to the customers, the sales price is fixed or determinable, collectability of the related fee is reasonably assured. The Group considers a signed agreement, a binding contract with the merchants or other similar documentation reflecting the terms and conditions under which products or services will be provided to be persuasive evidence of an arrangement.

The Group also evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned. When the Group is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has several but not all of these indicators, revenues should be recorded on a gross basis. When the Group is not the primary obligor, does not bear the inventory risk and does not have the ability to establish the price, revenues are recorded on a net basis.

Revenues presented in the Consolidated Statements of Loss and Comprehensive Loss represent revenues generated mainly from platform services, comprehensive logistic solution services and sales of good.

Platform services

The Group provides platform services on its on-demand logistics platform (“Dada Platform”) and O2O ecommerce grocery platform (“JDDJ Platform”) through its self-developed mobile applications, websites and mini apps.

When the customer, i.e., registered merchant or individual registered user, places a delivery order on Dada Platform, the delivery request is conveyed to the available registered deliverymen (the “Drivers”). The Group charges commission to the customer which is determined based on fixed rate of the delivery charge or a pre-determined amount. For the merchants participating in JDDJ Platform, where the Group facilitates the merchants to complete the transaction, the Group charges commission to the merchants based on the fixed rate of the value of the transaction. The platform service from both Dada Platform and JDDJ Platform are recognized on a net basis to the extent of the commission earned when the delivery is completed with the Drivers. The delivery charge received from the customers and paid to the Drivers are excluded from the revenue as it is by-passing in nature.

2.              PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.17   Revenue recognition (Continued)

Comprehensive logistic solution services

The Group provides comprehensive logistic solution services to certain registered merchants, i.e. the customers where the Group provides a series of services for the customers to fulfill the delivery requests, including the delivery request publishing services and the delivery process and management services, etc. The Group earns the service fee from the customers when the delivery request is completed. The service fee is determined based on fixed rate of the delivery charge or a pre-determined amount. Revenue is recognized on a gross basis to the extent of the service fee earned and the charges to the Drivers are recognized as cost of revenues since the Group is primarily obligated to the customers for fulfillment of the delivery request and is responsible for the quality and result of the delivery, and the Group has latitudes in establishing prices and has discretion in selecting Drivers and takes the gross credit risk.

Goods sales

The Group also operates its own ecommerce business and sells delivery equipment to the Drivers. Revenue is recognized on a gross basis as the Group is primarily obligated to the consumers, subjects to inventory risk, and has latitude in establishing prices and selecting suppliers. The Group recognizes revenue net of discounts and return allowances when the goods are delivered to the consumers.

Others

Others include online marketing services, commission fee charged to third-party sellers, etc. where the revenue is recognised when service is rendered.

Incentives

To attract more Drivers to use its platforms to enhance its popularity, the Group, from time to time, grants incentives in cash to Drivers on top of the delivery fees depending upon various considerations, including weather, distance, peak hours, etc. For platform services, the Group records the incentive to Drivers as selling, general and administrative expenses. For the years ended December 31, 2016 and 2017, incentives that were recorded as operating expenses were RMB 700,888,552 and RMB 211,960,753, respectively. For comprehensive logistic solution services, the Group records the incentive as cost of revenue. For the years ended December 31, 2016 and 2017, incentives that were recorded as cost of revenue were nil and RMB 115,739,800, respectively.

2.18   Cost of revenues

Cost of revenues primarily consist of Drivers’ remuneration for comprehensive logistic solution services, internet bandwidth costs, server and computer equipment leasing charges, transaction fees charged by third-party payment platforms, cost of goods sold on the platform, sales taxes, and other expenses directly attributed to the Group’s principal operations.

2.19   Selling, general and administrative expenses

Selling, general and administrative expenses primarily consist of incentive payments in connection with sales and marketing force, advertising and promotion expenses, payroll and related expenses for employees involved in general corporate functions as well as selling, marketing and operational functions in the city stations, as well as the associated expenses of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

2.20   Product development

Product development primarily consist of technology infrastructure expenses, payroll and related expenses for employees involved in platform development, editorial content, internal system support, as well as costs associated with the compute, storage and telecommunications infrastructure for internal use that support the Group’s services.

2.     PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.21   Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing group are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Group from the leasing group are charged to the Consolidated Statements of Loss and Comprehensive Loss on a straight-line basis over the leasing periods.

2.22   Share-based compensation

The Group accounts for share options granted to employees in accordance with ASC 718, “Stock Compensation”. The Group grants options and restricted shares to the Group’s employees, directors, and consultants. In accordance with the guidance, the Group determines whether a share option should be classified and accounted for as a liability award or an equity award.

Options and restricted share units granted to the employees, including the directors, vest upon satisfaction of a service condition, which is generally satisfied over four years. Options granted to non-employees with a service condition, in which services are received in exchange for equity instruments are accounted for based on the fair value of the equity instrument issued, as this has been determined to be more reliably measurable. Additionally, the incentive plan provides an exercisability clause where employees or non-employees can only exercise vested options upon the occurrence of the event that the Group’s ordinary shares are publicly traded. Options for which the service condition has been satisfied are forfeited should employment terminate prior to the occurrence of an exercisable event, which substantially creates a performance condition. The satisfaction of the performance condition becomes probable upon completion of the Group’s initial public offering for options granted for which the service condition has been satisfied as of such date, the Group will record the cumulative share-based compensation expense for these options when it completes the initial public offering.

Options and restricted shares units granted to employees are accounted for in accordance with provisions of ASC 718, share-based compensation costs will be measured at the grant date. The Group has accounted for equity instruments issued to non-employees in accordance with the provisions of ASC 718 and ASC subtopic 505-50, “Equity: Equity-Based Payments to Non-Employees”. The fair value of each option granted to non-employees will be estimated on the date of grant using the same option valuation model used for options granted to employees. Options granted to non-employees of the Group are re-measured each period end in accordance with ASC 505. The final measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is completed. In addition, the Group granted options to non-employees of the Group with a service condition. The share-based compensation expenses are recognized using straight-line vesting method over the requisition service period. The share-based compensation expenses will be categorized as either selling, general and administrative expenses, or product development, depending on the job functions of the grantees.

According to ASC 718, a change in any of the terms or conditions of equity based awards shall be accounted for as a modification of the award. Therefore, the Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified. For vested options, the Group would recognize incremental compensation cost on the date of modification and for unvested options, the Group would recognize, prospectively and over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award.

2.23   Taxation

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the Consolidated Statements of Loss and Comprehensive Loss in the period of the enactment of the change. The components of deferred tax assets and liabilities are individually classified as non-current according to Accounting Standards Update (“ASU”) 2015-17.

2.              PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.23   Taxation (Continued)

The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected in the Group.

The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

2.24   Comprehensive loss

Comprehensive loss is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive loss is reported in the Consolidated Statements of Loss and Comprehensive Loss. Accumulated other comprehensive loss, as presented on the accompanying Consolidated Balance Sheets, consists of accumulated foreign currency translation adjustments.

2.25   Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, “Revenue from Contracts with Customers,” or ASU 2014-09. This update contains new accounting literature relating to how and when a company recognizes revenue. Under ASU 2014-09, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. ASU 2014-09 is effective for the Company’s fiscal year beginning January 1, 2018, which reflects a one year deferral approved by the FASB in July 2015, with early application permitted provided that the effective date is not earlier than the original effective date (which would be the Company’s fiscal year beginning January 1, 2017). In March 2016, the FASB issued an amendment (ASU 2016-08) to the new revenue recognition guidance clarifying how to determine if an entity is a principal or agent in a transaction. In April (ASU 2016-10), May (ASU 2016-12), and December (ASU 2016-20) of 2016, the FASB further amended the guidance to include performance obligation identification, licensing implementation, collectability assessment and other presentation and transition clarifications. The effective date and transition requirements for the amendments in this ASU are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by ASU 2014-09). ASU 2014-09 becomes effective for the Company on January 1, 2018. The standard permits the use of either the full retrospective or modified retrospective transition method. The Company will adopt this new standards from January 1, 2018 and apply modified retrospective transaction method. The Company expects the adoption of new standards will not have significant impact on its result of operation.

2.              PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.25   Recent accounting pronouncements (Continued)

In February 2016, the FASB issued ASU 2016-02, “Leases” or ASU 2016-02. Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on the balance sheet. Additionally, ASU 2016-02 aligns key aspects of lessor accounting with the new revenue recognition guidance in ASU 2014-09 (see above). ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted; hence, it applies to the Group beginning with calendar 2019. A modified retrospective transition approach is required for both lessees and lessors. The Group is currently evaluating the impact, and expects the adoption of this new standard will have a material impact on its consolidated financial statements, primarily to the consolidated balance sheets and related disclosures.

In August 2016, the FASB issued ASU 2016-15 Statements of Cash Flows (Topic 230): “Classification of Certain Cash Receipts and Cash Payments” or ASU 2016-15. The standard is intended to eliminate diversity in practice in how certain cash receipts and cash payments are presented and classified in the statements of cash flows. ASU 2016-15 will be effective for fiscal years beginning after December 15, 2017. Early adoption is permitted. The Group is in the process of evaluating the impact of this guidance on its consolidated financial statements. The Group will adopt the new standard from January 1, 2018. The Group does not expect the adoption will have significant impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statements of Cash Flows: Restricted Cash” or ASU 2016-18. The standard addresses the diversity in practice that exists in the classification and presentation of changes in restricted cash and requires that a statements of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. ASU 2016-18 is effective retrospectively for fiscal years and interim periods within those years beginning after December 15, 2017. The Group is in the process of evaluating the impact of this guidance on its consolidated financial statements. The Group will adopt the new standard from January 1, 2018. The Group does not expect the adoption will have significant impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): simplifying the test for goodwill impairment” or ASU 2017-04, the guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of good will which was the step 2 test before. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, “Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting” or ASU 2017-09, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in ASC 718. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The new guidance is effective prospectively for the Group for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted. The Group is evaluating the effects, if any, of the adoption of this guidance on the Group’s financial position, results of operations and cash flows.

3.              BUSINESS COMBINATION

On April 26, 2016, the Group and JD.com, Inc. (“JD”) entered into an agreement where the Group acquired Jingdong Daojia (“JDDJ”) business, an online marketplace where registered merchants offers local retailers’ products to its end consumers. In connection with the acquisition, the Company also entered into a Non-Compete Agreement (“NCA”) and a Business Cooperation Agreement (“BCA”) with JD.

The consideration for the acquisition of JDDJ business, NCA and BCA includes (1) newly issued 286,832,885 ordinary shares of the Company, and (2) newly issued 46,743,137 Series E Preferred Shares and a warrant to subscribe 35,151,665 Series E Preferred Shares within two years to JD with a pre-determined purchase price. In connection with the transactions, JD also paid US$ 200 million (RMB 1,298,700,000) in cash to the Company. The transactions were consummated on April 26, 2016.

The acquisition of JDDJ business is accounted for as a business combination and the results of operations of the JDDJ from the acquisition date have been included in the Group’s consolidated financial statements from April 26, 2016. The identifiable intangible assets acquired are amortized on a straight-line basis over the respective useful lives. The Group made estimates and judgments in determining the fair value of JDDJ business, NCA and BCA with assistance from an independent valuation firm.

The purchase price allocation is as follows:

Amount
RMB (in million)
Fair value of the consideration
Ordinary shares issued	2,161
Preferred shares issued	1,299
Warrant liabilities (Note 13)	45
Total consideration	3,505

	As of April 26, 2016	Amortization Years
	RMB (in million)

Cash and cash equivalents	1,299
Fair value of NCA	541	7
Fair value of BCA	435	7-10
JDDJ business
Net assets acquired, excluding intangible assets and the related deferred tax liabilities	-
Identifiable intangible assets - Technology	96	3.7
Identifiable intangible assets - Trademark and Domain Name	324	9.7
Deferred tax liabilities for identifiable intangible assets	(105)
Goodwill	915
Total consideration	3,505

Goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purpose. Goodwill arising from this acquisition was attributable to the synergies expected from the combined business.

For the years ended December 31, 2016 and 2017, the financial results and the pro forma revenues and net earnings of above mentioned acquisition were not considered as significant to the Group under ASC 805, respectively.

4.              RESTRICTED CASH

	As of December 31,
	2016	2017

Time deposit	-	359,731,000

5.             SHORT-TERM INVESTMENT

	As of December 31,
	2016	2017

Investments and financial products	154,500,000	284,900,000
Financial assets – foreign currency forward	-	22,846,405
Total	154,500,000	307,746,405

6.              ACCOUNTS RECEIVABLE, NET

Accounts receivable and the related bad debt provision as of December 31, 2016 and 2017 are as follows:

	As of December 31,
	2016	2017

Accounts receivable	3,108	6,945,858
Less: Bad debt provision	-	-
Total Accounts receivable, net	3,108	6,945,858

7.              INVENTORIES, NET

Inventories and the related impairment provision as of December 31, 2016 and 2017 are as follows:

	As of December 31,
	2016	2017

Products available for sales	2,184,614	5,885,623
Less: Inventory provision	-	-
Total Inventories, net	2,184,614	5,885,623

8.              PREPAYMENT AND OTHER CURRENT ASSETS

	As of December 31,
	2016	2017

Advance to suppliers	13,075,782	16,252,877
VAT receivable	9,257,736	13,485,796
Deposits for lease	2,672,268	9,963,116
Interest receivable	-	4,661,927
Other receivables	864,037	2,520,734
Total	25,869,823	46,884,450

9.              PROPERTY AND EQUIPMENT, NET

Property and equipment and its related accumulated depreciation and amortization are as follows:

	As of December 31,
	2016	2017

Office facilities	1,294,470	6,707,977
Software	876,344	1,908,229
Computer equipment	471,062	1,636,087
Vehicles	60,067	60,067
Less: Accumulated depreciation	(565,442)	(1,739,199)
Total net book value	2,136,501	8,573,161

Depreciation expense related to property and equipment were approximately RMB 553,560 and RMB 1,173,757 for the years ended December 31, 2016 and 2017, respectively.

10.       INTANGIBLE ASSETS, NET

Gross carrying amount, accumulated amortization and net book value of the intangible assets are as follows:

	As of December 31,
	2016	2017

BCA	434,900,000	434,900,000
NCA	541,400,000	541,400,000
Trademark and domain name	324,129,974	324,129,974
Technology	96,000,000	96,000,000
Less: Accumulated amortization	(132,406,015)	(331,010,162)
Total net book value	1,264,023,959	1,065,419,812

Amortization expense related to intangible assets were RMB 132,339,128 and RMB 198,604,147 for the years ended December 31, 2016 and 2017, respectively.

11.       SHORT-TERM LOAN

	As of December 31,
	2016	2017

Short-term bank borrowings	-	354,499,412

In March 2017, the Group entered into a credit agreement with a domestic commercial bank, for which the total facility was amounted to RMB 950 million (the “Facility”) with term of one year. In 2017, the Company drew five borrowings from the Facility for an aggregated principal amount of RMB 355 million which is collateralized by bank deposit of US$ 52 million (RMB 342 million) as classified as restricted cash. The annual interest rate of borrowings are approximately 3.92%.

The short-term borrowings contain covenants including, among others, limitation on liens, consolidations, merger and sales of the Company’s assets. The Company is in compliance with all of the loan covenants as of December 31, 2017.

12.       ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2016	2017

Payables to the Drivers	159,674,457	234,660,032
Tax payables	21,966,818	88,542,928
Salaries and welfare payables	39,323,377	52,225,250
Advance from merchants	22,343,395	39,469,510
Payables to merchants	25,970,779	36,677,689
Accrued marketing expense	13,563,975	27,696,180
Other tax provision	-	27,066,298
Deposit	12,106,675	7,362,098
Interest payable	-	3,394,788
Professional fee payables	3,413,292	3,889,525
Others	13,148,261	13,293,249
Total	311,511,029	534,277,547

13.       WARRANT LIABILITIES

In connection with the acquisition of JDDJ business on April 26, 2016, a warrant was issued to JD (Note 3), which provided JD the right to purchase additional 35,151,665 Series E Preferred Shares with the pre-determined purchase price of US$ 4.28 per share and exercisable at any time and expire on the earlier of (i) 24 months after issuance or (ii) immediately prior to a public offering (“Qualified IPO”).

The Group followed the authoritative guidance which requires liability classification for warrant issued that are exercisable into convertible preferred shares. Liability classification requires the warrant to be re-measured to their fair value for each reporting period. The Group utilized the service of an independent third party specialist to determine the fair value of the warrant, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. Certain inputs used in the model are unobservable. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”.

On December 28, 2017, the warrants were exercised by JD, upon which JD paid the subscription amounting to US$ 150,403,534 (RMB 983,819,600) for 35,151,665 Series E Preferred Shares.

The Group estimates its fair value using binomial model as of December 31, 2016 and December 28, 2017 (immediate prior to the exercise of the warrants) using the following assumptions:

	As of December 31, 2016	As of December 28, 2017

Terms of warrants	24 months	NA
Exercise price	US$ 4.28	US$ 4.28
Risk free rate of interest	1.54%	2.10%
Dividend yield	0.00%	0.00%

The carrying fair value of the warrant liabilities on exercise date was US$ 8,400,000 (RMB 54,884,000), and the fair value change in warrant liabilities for the years ended December 31, 2016 and 2017 are nil and US$ 1,400,000 (RMB 10,429,000), respectively.

14.       REVENUES

	For the years ended December 31,
	2016	2017

Comprehensive logistic solution services	-	1,540,619,003
Platform services	47,328,560	159,083,832
Sales of goods	21,843,565	40,697,874
Others	18,441,509	37,694,964
Total revenues	87,613,634	1,778,095,673

15.       SHARE-BASED COMPENSATION

In February 2015, the Group adopted the 2015 Incentive Compensation Plan (“2015 Plan”), which permits the granting of share options, restricted share units and other equity incentives to employees, directors and consultants of the Group. The 2015 plan administrator is the Group’s board of directors. The board may also authorize one or more of the Group’s officers to grant awards under the plan. In accordance with the guidance, the Group determines whether a stock-based award should be classified and accounted for as a liability award or equity award. The Group has authorized 75,791,329 ordinary shares for issuance under the 2015 Plan.

Employee options:

Under the 2015 Plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the 2015 Plan also includes a vesting condition where employees can only exercise vested options upon the occurrence of that the Group’s ordinary shares become listed securities, which substantially creates a performance condition (“IPO Condition”). Therefore, since the adoption of the 2015 Plan through the date of the completion of the Group’s initial public offering, the Company did not recognize any stock-based compensation expense for options granted, because an exercisable event as described above did not occur. The Group granted 7,647,897 and 3,082,177 share options to certain of its employees in 2016 and 2017, respectively.

In October 2016, in connection with the issuance of Series E Preferred Shares, the board of directors of the Company resolved to repurchase of 1,199,608 vested share options from employees with cash consideration of US$ 2,552,635. The Company believes that the repurchase was one-off in nature and the classification of the awards should not be changed as these awards were not deemed to have a substantive cash settlement feature. As the repurchase price was assessed as approximate the fair value of the share option at the date of the repurchase, the consideration paid for the repurchase was all charged in selling, general and administrative expenses as the compensation to employee on settlement date.

Non-employee options:

Under the 2015 Plan, the Group granted 2,000,000 share options to certain non-employees vest upon satisfaction of a 4 year service condition in 2015, including a vesting condition where optionee can only exercise vested options upon the occurrence of that the Group’s ordinary shares become listed securities. The Group granted 862,390 and nil share options to certain of its non-employees in 2016 and 2017, respectively.

In April 2016, the board of directors agreed for early vesting and repurchasing of 716,431 share options at the price of US$ 4.1874 per share. The fair value of the share option at the date of the repurchase was US$1.08. The early vesting of the share options resulted in incremental compensation cost which was recorded in the selling, general and administrative expenses with amount of RMB 4,999,324. The repurchase price paid in excess of the fair value of the option was all charged in selling, general and administrative expenses with amount of RMB 14,384,276.

15.       SHARE-BASED COMPENSATION (CONTINUED)

The following table summarized the Group’s share option activities under the Option Plans:

	Number of options	Weighted average exercise price	Weighted average remaining contract life	Weighted average grant date fair value	Aggregate intrinsic value
		US$		US$	US$

Outstanding at December 31, 2015 (unaudited)	27,660,466	0.0265	3.1300	0.1265	3,258,187
Granted	8,510,287	0.7994		0.6019
Exercised	(716,431)	0.0120		0.1060
Repurchased	(1,199,608)	0.0121		0.1178
Forfeited/Cancelled	(1,526,846)	0.3597		0.3440
Outstanding at December 31, 2016	32,727,868	0.2128	2.4800	0.2407	5,675,438
Vested and expect to vest at December 31, 2016	32,727,868	0.2128	2.3098	0.2407	5,675,438
Exercisable at December 31, 2016	-	-	-	-	-

Outstanding at December 31, 2016	32,727,868	0.2128	2.4800	0.2407	5,675,438
Granted	3,082,177	0.8000		0.9779
Forfeited/Cancelled	(7,381,911)	0.2806		0.2858
Outstanding at December 31, 2017	28,428,054	0.2588	0.3800	0.3090	5,728,264
Vested and expect to vest at December 31, 2017	28,428,054	0.2588	0.3800	0.3090	5,728,264
Exercisable at December 31, 2017	-	-	-	-	-

Restricted share units

On December 8, 2015 and May 27, 2016, the Group granted restricted share units of 14,185,333 and 9,348,000 respectively to employees, including directors subject to service vesting schedule of four years under the 2015 Plan. The estimated fair value on the grant date of the restricted shares were $1.08 and $1.16 each restricted share, respectively. In 2016 and 2017, 7,011,000 and 1,898,813 restricted share units were forfeited respectively due to the resignation of certain granted employees. Total share-based compensation expenses recognized for these restricted share units in 2016 and 2017 were RMB 28,648,678 and RMB 28,585,687, respectively.

15.       SHARE-BASED COMPENSATION (CONTINUED)

The following table summarized the Group’s restricted share unit activities under the Share Plan:

	Number of restricted shares	Weighted average grant date fair value
		US$

Unvested at December 31, 2015 (unaudited)	14,185,333	1.08
Granted	9,348,000	1.16
Vested	(3,546,333)	1.08
Forfeited/Cancelled	(7,011,000)	1.16
Unvested at December 31, 2016	12,976,000	1.09
Expected to vest at December 31, 2016	12,976,000	1.09

Unvested at December 31, 2016	12,976,000	1.09
Vested	(3,984,520)	1.00
Forfeited/Cancelled	(1,898,813)	1.16
Unvested at December 31, 2017	7,092,667	1.08
Expected to vest at December 31, 2017	7,092,667	1.08

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense for awards with only service conditions is recognized on a straight-line basis over the requisite service period.

Share-based compensation expenses

In determining the fair value of the stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the relevant grant dates in 2016 and 2017 were as follows:

	For the years ended December 31,
	2016	2017

Expected volatility	40%	36%~40%
Risk-free interest rate (per annum)	2.4%~2.6%	3%~3.2%
Exercise multiples	2.2	2.2 and 2.8
Expected dividend yield	0.00%	0.00%
Expected term in years	4	4

For the years ended December 31, 2016 and 2017, the Group recognized total share-based compensation expenses of RMB 28,648,678 and RMB 28,585,687, respectively in selling, general and administrative expenses relating to restricted share units granted by the Group. As of December 31, 2016 and 2017, there was RMB 98,512,614 and RMB 48,437,897 of unrecognized compensation expense related to unvested restricted share units.

As of December 31, 2016 and 2017, share-based compensation of RMB 12,079,462 and RMB 19,937,094 would be recognised immediately if the IPO vesting condition had been met. Such share-based compensation is measured with certain estimates, including the forfeiture rate which is subject to change according to the actual forfeiture before the IPO vesting consideration is met.

15.       SHARE-BASED COMPENSATION (CONTINUED)

Share-based compensation expenses (Continued)

On April 26, 2016, the Group consummated the acquisition of JDDJ business from JD.com, Inc. (“JD”) (Note 3). The acquisition involved the transfer of certain employees from JD to the Company. The employees transferred-in were granted with non-vested ordinary shares, restricted share units and share options by JD (the “JD Employee Awards”) when they were employed by JD. Pursuant to the acquisition agreement and the Award Agreement under JD Share Incentive Plan, the JD Awards continued in effect after the acquisition for the employees transferred-in, provided that these employees continues their employment with the Group or any subsidiaries of JD. In addition, JD also grants non-vested ordinary shares, restricted share units and share options to certain members of the senior management of the Group (the “JD Management Awards”). The JD Management Awards were also vested based on the pre-agreed service conditions of these management members for their services in the Group.

The Group accounted for both JD Employee Awards and JD Management Awards in accordance with ASC 718 Compensation — Stock Compensation and ASC 505-50 Equity-Based Payments to Non-Employees which require the Group to recognise the share-based awards to its employees by the shareholder as the compensation for the services provided to the Group by these employees. The total share-based compensation expenses recognized for JD Employee Awards and JD Management Awards was RMB 10,109,047 and RMB 20,504,147 for the years ended December 31, 2016 and 2017, respectively.

16.        REDEEMABLE CONVERTIBLE PREFERRED SHARES

In November, 2014, the Company issued 7,700,000 (with par value of US$ 0.001, later each share was split into 10 shares with par value of US$ 0.0001 for each) Series A Preferred Shares with total cash proceed of US$ 1,776,923 (RMB 10,900,529).

In November, 2014, the Group entered into a bridge loan agreement in a total amount of US$ 2,000,000 (RMB 12,295,000) with its Series A shareholders (collectively, the “Bridge Loan Holders”). On January 12 and January 19, 2015, the Group entered into promissory notes agreement (the “Promissory Note 2015”) with one of the above mentioned Series A shareholders and a third party investor (collectively, the “Notes Holders”) respectively. The principal under the respective promissory notes agreement is US$ 1,000,000 and US$ 2,000,000. On February 19, 2015, the Group issued Series B Preferred Shares. All the Bridge Loan Holders converted the outstanding principal of US$ 2,000,000 into Series B Preferred Shares at a conversion price of US$ 0.49 per share.  All the Promissory Notes 2015 Note Holders converted the outstanding principal of US$ 3,000,000 on their 2015 Notes into Series B Preferred Shares at a conversion price of US$ 0.6 per share as same as purchase price of Series B Preferred Shares.

In February 2015, the Group issued totalling 28,666,661 Series B Preferred Shares to new investors with total proceed of US$ 17,200,000 (RMB 105,737,000).

In May 2015, the Group issued totalling 44,286,448 shares of Series C Preferred Shares for US$ 2.1451 per share for purchase price of US$ 95,000,000. In connection with the issuance of Series C Preferred Shares, the Group repurchased 2,330,866 ordinary shares from its founder and senior executive with the consideration of US$ 5,000,000 (RMB 30,597,979). The excess of the par value of the ordinary share with amount of RMB 9,413,156 was charged in accumulated deficit and the excess of the purchase price over the fair value of the ordinary share with amount of RMB 21,183,418 has recognized as compensation to its executive.

In September 2015, the Group issued totalling 58,508,523 Series D Preferred Shares at US$ 4.19 per share for purchase price of US$ 245,000,000. In April 2016, the Group issued additional totalling 5,492,639 Series D Preferred Shares at US$ 4.19 for purchase price of US$ 23,000,000.

In April 2016, in connection with the acquisition of JDDJ business, the Company issued 46,743,137 Series E Preferred Shares and a warrant, which provide JD the right to subscribe 35,151,665 Series E Preferred Shares with the pre-determined purchase price of US$ 4.28 per share and exercisable at any time and expire on the earlier of (i) 24 months after issuance or (ii) immediately prior to a public offering (Note 3).

In October, 2016, the Group issued another totalling 11,685,784 shares (with par value of US$ 0.0001) of Series E Preferred Shares at US$ 4.28 per share with an aggregate purchase price of US$50,000,000.

16.       REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

In December, 2017, JD exercised warrant and subscribed Series E Preferred Shares 35,151,665 at US$ 4.28 per share subject to warrant within the consideration amount of US$ 150,403,534.

The key terms of the Series A, B, C, D and E convertible preferred shares are as follows:

Conversion

Holder may exercise option to convert preferred share into ordinary share at any time after the issuance of such shares at conversion price (same as the applicable issue price) subject to certain anti-dilutive adjustments.

Each Preferred Share shall automatically be converted by way of repurchase of such Preferred Share and the issuance of the corresponding number of ordinary shares, based on the applicable then effective Series A conversion price, Series B conversion price, Series C conversion price, Series D conversion price or Series E conversion price, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares upon the earlier of (i) the closing of a qualified IPO and (ii) the date specified by written consent or agreement of, collectively and each voting as a separate class, (i) the holders holding a majority of the then outstanding Series A Preferred Shares, (ii) the holders holding at least sixty percent (60%) of the then outstanding Series B preferred Shares, (iii) the holders holding at least fifty percent (50%) of the then outstanding Series C Preferred Shares, (iv) the holders holding at least fifty percent (50%) of the then outstanding Series D Preferred Shares, and (v) the holders holding at least fifty percent (50%) of the then outstanding Series E Preferred Shares.

Redemption

At any time after the earliest of (i) the fifth anniversary of October 20, 2016, if a qualified IPO has not been consummated by then, (ii) the date that the Group and the Founder (also known as the “Principal”) are engaged in any material fraudulent activities aiming at the holders of Preferred Shares, (iii) any important license, permit or government approvals necessary for the business of any group being suspended, rejected to be issued or renewed or revoked, to the extent that the Group’s main business is materially and adversely affected as a result of such suspension, rejection or revocation, (iv) the validity, legality or enforceability of the VIE documents being outlawed by the PRC law, and (v) the date that any governmental authority prohibits any group from distributing all or any part of its distributable earnings or cash or other assets thereof to an offshore shareholder of any group, the Group shall, at the written request of any holder of the Preferred Shares.

Equal to one hundred percent (100%) of the Series A issue price (in the case of Series A Preferred Shares), one hundred percent (100%) of the applicable Series B issue price (in the case of Series B Preferred Shares), one hundred percent (100%) of the applicable Series C issue price (in the case of Series C Preferred Shares), one hundred percent (100%) of the applicable Series D issue price (in the case of Series D Preferred Shares) or one hundred percent (100%) of the applicable Series E issue price (in the case of Series E Preferred Shares) with an eight percent (8%) compound per annum return (if the period is less than one year, such return shall be calculated pro rata) calculating from the applicable Series A issue date, Series B issue date, Series C issue date, Series D issue date or Series E issue date (as the case may be) to the redemption price payment date (as defined below), plus any accrued but unpaid dividends on such Share and shall be exclusive of any liquidity or minority ownership discount, with payment on the twentieth business day after the date of written request by the holders of Preferred Shares.

16.       REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Group, whether voluntary or involuntary, all assets and funds of the Group legally available for distribution to the members (after satisfaction of all creditors’ claims and claims that may be preferred by law) shall be distributed to the members of the Group as follows:

(1)         Amount to the Series B Preferred Share, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares holder, equal to their initial issue price, plus all declared but unpaid dividends on such Series B Preferred Share, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares; If the assets and funds thus distributed among the holders of the Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares shall be insufficient to permit the payment to such holders of the full Series B, Series C, Series D and Series E Preference Amount, then the entire assets and funds of the Group legally available for distribution shall be distributed ratably among the holders of the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares and the Series E Preferred Shares in proportion to the aggregate Series B, Series C, Series D and Series E preference amount each such holder is otherwise entitled to receive;

(2)         If there are any assets or funds remaining after distribution according to above term (1), the holders of the Series A Preferred Shares shall be entitled to receive for each Series A Preferred Share held by such holder, on parity with each other and prior and in preference to any distribution of any of the assets or funds of the Group to the holders of the ordinary shares by reason of their ownership of such shares, the amount equal to one hundred percent (100%) of the Series A issue price. If the assets and funds thus distributed among the holders of the Series A Preferred Shares shall be insufficient to permit the payment to such holders of the full Series A preference amount, then the entire assets and funds of the Group legally available for distribution to the Series A Preferred Shares shall be distributed ratably among the holders of the Series A Preferred Shares in proportion to the aggregate Series A preference amount each such holder is otherwise entitled to receive pursuant to above term (1);

(3)         If there are any assets or funds remaining after the aggregate Series B, Series C, Series D and Series E preference amount and the aggregate Series A preference amount has been distributed or paid in full to the applicable holders of Preferred Shares pursuant to above term (1) and (2), the remaining assets and funds of the Group available for distribution to the members shall be ratably distributed among all members according to the relative number of ordinary shares held by such member (including the holders of the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares and the Series E Preferred Shares).

Dividends

Each holder of a Preferred Shares shall be entitled to receive a noncumulative dividend at the rate of eight percent (8%) of the applicable Series A issue price, Series B issue price, Series C issue price, Series D issue price or Series E issue price, as the case may be, per annum for each such share held by such holder, payable out of funds or assets when and as such funds or assets become legally available therefor on parity with each other, prior and in preference to, and satisfied before, any dividend on any other class or series of shares. Such dividends shall be payable only when, as, and if declared by the Board of Directors.

No dividend or distribution, whether in cash, in property, or in any other shares of the Group, shall be declared, paid, set aside or made with respect to the ordinary shares at any time unless all accrued but unpaid dividends on the Preferred Shares set forth in above paragraph, if any, have been paid in full.

16.       REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

Voting Rights

Subject to the provisions of the memorandum and these articles (including any Article providing for special voting rights), at all general meetings of the Group: (a) the holder of each ordinary share issued and outstanding shall have one vote in respect of each ordinary share held, and (b) the holder of a Preferred Share shall be entitled to such number of votes as equals the whole number of ordinary share into which such holder’s collective Preferred Shares are convertible immediately after the close of business on the record date of the determination of the Group’s members entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Group’s members is first solicited. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as converted basis (after aggregating all shares into which the Preferred Shares held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). To the extent that the statute or the articles allow the Preferred Shares to vote separately as a class or series with respect to any matters, the Preferred Shares, shall have the right to vote separately as a class or series with respect to such matters.

Accounting for the Preferred Shares

Under ASC 480-10-S99-12 (ASR 268), the initial carrying amount of a redeemable equity instrument that is subject to ASR 268 should be its issuance date fair value. Consistent with ASC 820-10-30-3, Fair Value Measurements and Disclosure, the transaction price will generally represent the initial fair value of the equity instrument when the issuance occurs in an arm’s-length transaction with an unrelated party and there are no other unstated rights or privileges. For a redeemable preferred stock instrument that contains bifurcated embedded derivatives or a beneficial conversion feature, the initial amount presented in temporary equity should be the initial carrying amount less any amounts allocated to the bifurcated embedded derivatives or beneficial conversion feature.

Issuance costs incurred in connection with the issuance of the preferred shares should be accounted for as a reduction of the initial carrying amount of a redeemable preferred shares presented in temporary equity. In accordance with ASR 268 guidance, the Group accreted the carry value of the Preferred Shares to their maximum redemption price. The objective in accounting for redeemable securities subsequent to issuance and prior to redemption is to ensure that the securities are carried at their redemption value on their contractual redemption date or on the date the holder’s option to redeem is exercisable. The related accretions to the redemption price should be charged to retained earnings, or in the absence of retained earnings, by charges against paid-in capital. As such, for the years ended December 31, 2016 and 2017, the Group recognized a charge to additional paid-in capital and increased the carrying value of the Preferred Shares, with amount of RMB 285,334,947 and RMB 374,901,976 respectively.

As of December 31, 2017, a summary of redeemable convertible preferred shares are as follows:

Series	Average Issue Price per Share	Issuance Date	Shares Issued	Shares Outstanding	Proceeds from Issuance, net of Issuance Costs	Carrying/ Redemption Amount
	US$				US$	RMB

A	0.2307	11/11/2014	77,000,000	77,000,000	1,776,923	14,063,554
B	0.5881	13/02/2015	37,748,300	37,748,300	22,200,000	172,653,515
C	2.1451	22/05/2015	44,286,448	44,286,448	95,000,000	720,029,590
D	4.1874	23/09/2015	58,508,523	58,508,523	245,000,000	1,870,583,365
D	4.1874	05/04/2016	5,492,639	5,492,639	23,000,000	170,697,459
E	4.2787	26/04/2016	46,743,137	46,743,137	200,000,000	1,477,768,174
E	4.2787	20/10/2016	11,685,784	11,685,784	50,000,000	370,897,810
E	4.2787	28/12/2017	35,151,665	35,151,665	150,403,534	1,039,363,462
			316,616,496	316,616,496	787,380,457	5,836,056,929

17.       ORDINARY SHARES

On July 10, 2014, the Group was incorporated with issuance of 6,100,000 ordinary shares to the founding shareholders with a par value of US$ 0.001 each. As of December 31, 2016 and 2017 the subscription receivable was RMB 34,934.

On February 7, 2015, the Group effected a 1-for-10 share split of the Group’s shares. The number of outstanding ordinary shares of 6,100,000 split into 61,000,000 shares while par value of US$ 0.001 was converted into US$0.0001.

On April 20, 2015, the Group issued 10,044,865 ordinary shares to the co-founder and with proceeds of US$ 356,622 (RMB 2,184,491). The fair value in excess of the purchase price with amount of US$ 4,439,473 (RMB 27,193,990) was charged in selling, general and administrative expenses as compensation to executive.

On May 29, 2015, the Group paid US$ 5,000,000 (RMB 30,597,979) to repurchase 2,330,866 outstanding ordinary shares at US$ 2.1451 per share from its founder and senior executive. At the time of repurchase, the price paid in excess of the par value with amount of RMB 9,512,633 was charged against accumulated deficit and the price paid in excess of fair value with amount of RMB 21,083,919 was charged in selling, general and administrative expenses as compensation to executive (Note 16).

On April 14, 2016, the Group paid US$ 3,000,000 (RMB 19,428,600) to repurchase 716,431 early exercise of share options from non-employee at US$ 4.1874 per share and all the repurchased shares retired in 2016. The total consideration was all charged against selling, general and administrative expenses (Note 15).

On April 26, 2016, the Group entered into share purchase agreements with JD, pursuant to which the Group issued 286,832,885 ordinary shares to JD in connection with the acquisition of JDDJ business (Note 3).

On December 17, 2016, the Group paid US$ 944,998 (RMB 6,398,623) to repurchase 441,588 ordinary shares from the co-founder at US$ 2.14 per share. The price paid in excess of fair value was charged against selling, general and administrative expenses as compensation to executive with amount of US$ 432,756 (RMB 2,930,210).

18.       TAXATION

Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% since January 1, 2010. Operations in Hong Kong have incurred net accumulated operating losses for income tax purpose and no income tax provisions are recorded for the period presented.

China

On March 16, 2007, the National People’s Congress of the PRC introduced a new Corporate Income Tax Law (“new CIT law”), under which Foreign Investment Enterprises (“FlEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. The Group’s PRC subsidiaries and VIE are subject to the statutory income tax rate of 25%.

18.       TAXATION (COUNTINED)

Withholding tax on undistributed dividends

The new CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located”. Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

The new CIT law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE).The Company did not record any dividend withholding tax, as it has no retained earnings for any of the periods presented.

The current and deferred portion of income tax expense included in the Consolidated Statements of Loss and Comprehensive Loss is as follows:

	For the years ended December 31,
	2016	2017

Current tax expenses	-	724,434
Deferred tax benefits	(9,891,335)	(14,837,002)
Income tax benefits	(9,891,335)	(14,112,568)

Reconciliation of difference between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2016 and 2017 is as follows:

	For the years ended December 31,
	2016	2017

Statutory tax rate	25.0%	25.0%
Effect of differences between PRC statutory tax rate and the enact tax rates for the overseas subsidiaries	(3.1%)	(3.8%)
Changes in valuation allowance	(22.4%)	(22.1%)
Amortization of deferred tax liabilities from the identified intangible assets	0.6%	1.0%
Super deduction of research and development expense	0.5%	0.8%
Effective tax rate	0.6%	0.9%

18.       TAXATION (CONTINUED)

Deferred tax assets and deferred tax liabilities

	As of December 31,
	2016	2017

Deferred tax assets
- Net operating loss carry forwards	599,822,906	915,185,809
Less: Valuation allowance	(599,822,906)	(915,185,809)
Net deferred tax assets	-	-

Deferred tax liabilities
- Identifiable intangible assets from business combination (Note 3)	95,108,665	80,271,663
Total deferred tax liabilities	95,108,665	80,271,663

As of December 31, 2016 and 2017, the Group had net operating loss carry forwards of approximately RMB 2,399,291,623 and RMB 3,660,743,235 which arose from the subsidiaries and VIE established in the PRC. The loss carry forwards will expire during the period from 2018 to 2022.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December.

Movement of valuation allowance

	For the years ended December 31,
	2016	2017

Balance at beginning of the year	241,837,061	599,822,906
Addition	357,985,845	315,362,903
Balance at end of the year	599,822,906	915,185,809

19.       RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2017:

Name of related parties	Relationship with the Group
JD.com Inc.	Major shareholder of the Company
Executive A	Executive of the Group

(a) The Group entered into the following transactions with the major related parties:

Transactions	For the years ended December 31,
	2016	2017

Revenues	32,446,264	692,001,985

Operating expenses:
Operation support services	122,937,642	29,985,639

Purchase from JD.com Inc.	1,129,361	10,730,852

JD is one of the Group’s registered merchants on Dada Platform and JDDJ Platform where the Company provides comprehensive logistic solution services and platform services to JD. Meanwhile, JD also provides certain operational supporting services to the Group and the service fee is charged based on the actual cost incurred by JD as confirmed with the Company on periodically basis.

(b) The Group had the following balances with the major related parties:

Balance	As of December 31,
	2016	2017

Amount due from:
JD.com Inc.	32,811,080	48,561,470
Executive A	1,819,446	1,161,873
Total	34,630,526	49,723,343

Amount due to:
JD.com Inc.	121,233,018	38,289,766
Total	121,233,018	38,289,766

The Company provided an interest free loan to one of its executives with principal of US$ 356,622 with term of four years. The loan is repaid by instalments on monthly basis.

20.       COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has entered into leasing arrangements relating to office premises that are classified as operating leases for the periods from 2018 to 2020. Future minimum lease payments for non-cancellable operating leases are as follows:

Office Premise
RMB

2018	18,035,028
2019	6,244,123
2020	35,000
24,314,151

Rental expense amounted to RMB 8,626,741 and RMB 17,281,561 for the years ended December 31, 2016 and 2017, respectively. Rental expense is charged to the Consolidated Statements of Loss and Comprehensive Loss when incurred.

Contingencies

The Group is not currently a party to any pending material litigation or other legal proceeding or claims.

The Company is incorporated in Cayman Islands and is considered as a foreign entity under PRC laws. The Company conducts crowdsourcing logistic information distribution through VIE. VIE holds the licenses and approvals that are essential for the Company’s business operations. In the opinion of the Company’s PRC legal counsel, the current ownership structures and the contractual arrangements with VIE and its shareholders as well as the operations of VIE are in compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws and regulations. Accordingly, the Company cannot be assured that PRC government authorities will not take a view in the future contrary to the opinion of the Company’s PRC legal counsel. If the current ownership structures of the Company and its contractual arrangements with VIE were found to be in violation of any existing or future PRC laws or regulations, the Company may be required to restructure its ownership structure and operations in China to comply with changing and new Chinese laws and regulations.

21.       SUBSEQUENT EVENT

The Group has evaluated the events or transactions that occurred after December 31, 2017 up through June 29, 2018, the date the Group issued the consolidated financial statements.